Exhibit 12
Fulton Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended
	December 31
	2006	2005	2004	2003	2002
Income before taxes, extraordinary items and cumulative effect of changes in accounting principles	$265,949	$237,435	$214,281	$195,451	$187,135

Fixed charges:
Interest on Deposits	$246,941	$140,774	$89,779	$94,198	$125,394
Interest on borrowings	$132,003	$72,446	$46,215	$36,896	$32,825

Total fixed charges	$378,944	$213,220	$135,994	$131,094	$158,219

Income before taxes, extraordinary items and cumulative effect of changes in accounting principles and fixed charges	$644,893	$450,655	$350,275	$326,545	$345,354

Ratio of earning to fixed charges	1.7	2.1	2.6	2.5	2.2

Income before taxes, extraordinary items and cumulative effect of changes in accounting principles and fixed charges less interest on deposits	$397,952	$309,881	$260,496	$232,347	$219,960

Ratio of earning to fixed charges less interest on deposits	3.0	4.3	5.6	6.3	6.7

Including interest on deposits	1.70	2.11	2.58	2.49	2.18

Excluding interest on deposits	3.01	4.28	5.64	6.30	6.70

Income before taxed	$265,949	$237,435	$214,281	$195,451	$187,135

Total interest expense	$378,944	$213,220	$135,994	$131,094	$158,219
Interest expense on deposits	$246,941	$140,774	$89,779	$94,198	$125,394